

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2016

Via E-mail
Jeff Burris
Secretary
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, Georgia 30005

> **Re: Alimera Sciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 30, 2016**
> **File No. 001-34703**

Dear Mr. Burris:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1.   We note your statement in Proposal 1, "The reason for the Amendment is to permit the Company to issue additional shares of Common Stock, or securities convertible into or exercisable for Common Stock, for general corporate purposes such as facilitating future stock splits or stock dividends, financings, compensation plans, business acquisitions, issuing warrants to lenders in connection with any refinancing of existing credit facilities or any new credit facility that the Company may obtain in the future and such other purposes as the Board may approve from time to time." Please provide us a response containing proposed disclosure to be included in your definitive proxy statement describing any current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that will be available if Proposal 1 is approved. If you have no such plans, agreements, or arrangement please confirm that you will revise your disclosure in the definitive proxy statement to so state.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance